Exhibit 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Interests of Experts”, which appears in the Annual
Information Form of Manulife Financial Corporation (the Company) in Exhibit 99.3, and to the use in this Annual
Report on Form 40-F of our reports dated February 11, 2026, with respect to the consolidated statements of financial position as at December 31, 2025 and December 31, 2024 and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2025, filed with the Securities and Exchange Commission.
We also consent to the incorporation by reference of our reports dated February 11, 2026 in the following
Registration Statements of the Company, filed with the Securities and Exchange Commission:
• Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife
Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;
• Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife
Financial Corporation Global Share Ownership Plan;
• Registration Statement (Form S-8 No. 333-157326) of Manulife Financial Corporation pertaining to the Stock Plan for Non-Employee Directors, Executive Stock Option Plan and Global Share Ownership Plan;
• Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John
Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock
Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan;
• Registration Statement (Form S-8 No. 333-129430) of Manulife Financial Corporation pertaining to the Deferred
Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan of the John
Hancock Financial Network;
• Registration Statement (Form S-8 No. 333-211366) of Manulife Financial Corporation pertaining to the Deferred
Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan for the John
Hancock Financial Network;
• Registration Statement (Form S-8 No. 333-272672) of Manulife Financial Corporation pertaining to the Deferred
Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan for the John
Hancock Financial Network;
• Registration Statement (Form S-8 No. 333-277446) of Manulife Financial Corporation pertaining to the Stock Plan for Non-Employee Directors, Executive Stock Option Plan and Global Share Ownership Plan;
• Registration Statement (Form F-10 No. 333-290499) of Manulife Financial Corporation pertaining to Manulife
Financial Corporation’s shelf prospectus offering Debt Securities, Preferred Shares, Common Shares, Subscription
Receipts, Warrants, Share Purchase Contracts and Units; and,
• Registration Statement (Form F-3D No. 333-159176) of Manulife Financial Corporation pertaining to the Manulife
Financial Corporation Dividend Reinvestment and Share Purchase Plan for U.S. Shareholder of Manulife Financial
Corporation (the “Company”).
/s/ Ernst & Young LLP
Toronto, Canada
February 11, 2026